AceHedge LLC
Balance Sheet
(Unaudited)

	December 31, 2023
ASSETS	
Cash	$ -
Total current assets	-
Total assets	$ -
LIABILITIES AND MEMBERS' EQUITY	
Total current liabilities	
Accouts payable	$ 1,110,000
Commitments and contingencies	-
Common units, no par value;15,000,000 units issued and outstanding	
Members' equity	-
Accumulated deficit	(1,110,000)
Total members' equity	(1,110,000)
Total liabilities and members' equity	$ -